Filed by Noble Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Noble Energy, Inc.

(Commission File No.: 001-07964)

On July 20, 2020, Noble Energy, Inc. (“Noble Energy”) sent a recorded video presentation to all employees relating to its pending merger transaction with Chevron Corporation (“Chevron”), below is a transcript of the presentation.

Dave Stover:	Hello. It’s my pleasure to have a chance to visit with each of you again. And first, let me start off by saying I hope everyone’s staying safe and that your families are all doing well as you maneuver through this pandemic that’s gone way, way too long. Most of you, I’m guessing, have probably seen the announcement earlier today about our combination with Chevron. And I think this is an opportunity for me to talk a little bit more about it and how this came about. But I think for the company itself, it’s the start of a new era. This is a company that has over 88 years of history through all kinds of different time periods, ups and downs and different geographic areas. But I think it’s a company that has a tremendous amount to be proud of, and obviously, a tremendous amount of value going forward that has interested a company like Chevron to have a combination with us, frankly. So again, just thanks to everyone for what they’ve done to get us to this point.

As we’ve looked over the last couple years, and especially through some ups and down times in the commodity world, commodity price world, it’s become even more apparent and important to us that scale was going to be a key differentiator going forward and it’s going to be extremely important to have low cost of capital and a very diverse asset base that you can make capital allocation decisions around. So when we stepped back and thought about it, we actually did a strategic review process and worked with the board on looking at various alternatives that might be the best way for us to accomplish the scale that we felt would be important going forward.

In doing that, we got into some discussions with Chevron and found that we thought this would be a very good fit from a number of reasons. One, their operational expertise matched ours in a lot of different ways and a lot of different areas, and their capabilities, if you will. Their diverse asset base, the mix of international and U.S. assets. And the other thing that was really interesting, we felt there was an opportunity to actually even create more value out of some of our assets by putting them into a body now that has some capabilities that maybe we didn’t have before [inaudible] the LNG expertise internationally. So I think it’s something that’s actually going to be able to bring greater value to our shareholders over time on a larger scale here.

When we looked at it and you look at the combination, then the Permian Basin, there’s a natural overlap. They were right adjacent to us in the Southern Delaware. In the D-J Basin, it’s an area that they had gotten pretty comfortable with last year as they looked at a different transaction. And I think I’ve recognized that we have probably the best position in that basin, and it’s something that they can build off for years as a legacy position. And then when you look at our international assets and the large discovered undeveloped resources that we have in West Africa and the Eastern Med is an area that they can use their integrated capabilities, and in particular, their LNG experience to continue to unlock value for years and years. So it’s a good fit from an operational standpoint and an asset point, and it’s a even better fit from a cultural standpoint.

If you think about it, and as we got to know each other, it was pretty apparent we thought of things the same way from a value system, from the way we look at safety, the importance of safety, the impact in communities, the involvement in communities, all of these things are important to making a smooth transition into a bigger and better company. So, all of these things go towards how we made a decision and why we think there’s a tremendous opportunity here. And if you think about it, for Noble Energy, one of the reasons a number of folks have always commented to me why they’ve enjoyed working here is because we have the assets of a major, but in a smaller body. While as we’ve gone through time here, we’re seeing it’s more important to get those assets into a bigger body to create the value and make sure that they can rate the value that’s inherently within those asset basis.

So again, I appreciate everything everybody’s done to get us to this point and actually set it up to where a company like Chevron has picked Noble Energy to be their partner going forward. So that wouldn’t happen if we didn’t have a great asset base, but more important, great people that have executed as well as you guys all have over the last couple of years to put us in a position to actually make this possible. So again, I can’t say enough about how proud I am of everybody here at Noble Energy as to what we’ve done to put ourselves in this position. But I’m also pretty excited about what the opportunity can be for this company in this new combination going forward.

Brent Smolik:	Hello, everyone. Dave just covered a lot of the important information about the combination with Chevron. And I want to just spend a few minutes giving you my take on how well these two companies fit together. First of all, I wanted to just reflect a little bit on how proud I am of all that we’ve accomplished together. We’ve got a really hardworking, innovative team and we’ve accomplished some extraordinary things together that we often say that for the size of our business, we really punch above our weight. And we’ve been able to accomplish some things that normally companies our size wouldn’t be capable of accomplishing. And so I just wanted to start there and tell you how proud I am of everything we’ve accomplished, but I’d also say that sometimes that smaller size and agility that we have as a company like ours can be a limitation.

And sometimes it’s more valuable to be able to rely on an investment grade credit rating, to have a bigger business with a bigger footprint, to be able to withstand geopolitical challenges that we face in our industry, the commodity price cycles that we face in our industry. And so really in a lot of ways, taking our assets and our capabilities and combining them into a Chevron is going to be able to extend the things that we’ve been able to do together and even go even further with our projects.

So Dave’s already shared a lot with you about how well the company’s assets and portfolios and strategies fit together. But during the time we spent over the last few months with the leaders at Chevron, we also came to appreciate just how much our values are aligned, how compatible our culture is, how we think about the business, how we think about the oil and gas industry.

We’re both highly focused on safety of our employees. We’ve got a really strong safety culture. They have a strong safety culture. We’re both concerned about the environment and put a lot of emphasis on it. And in many ways, we found that that were very compatible with the way we work and the way we approach the business. And I think that’s rare. It’s hard to find a combination where the assets of strategy and the people in the cultures are that compatible in any industry, but especially in the oil and gas industry.

So I know one thing that’ll be on a lot of your mind is the significant difference we have between our companies. And that’s the obvious thing that you’ll notice right away is size and scale. And that size and scale is one of the things that we think is really important about the combination, that we have the ability, not only to be able to take on some of the big projects that we’re taking on globally, but it’s also helpful in this part of the down cycle to be part of a company that has an investment grade balance sheet and the ability to fund the projects that we’re trying to develop, to be able to fund the focus that we have on the environment, to be able to create the training and development and growth opportunities and leadership opportunities for our employees over time. And I think those things are even more important when you’re in this part of the commodity cycle.

I also suspect that you’re going to have a lot of questions, and we’re going to provide a lot of information over the next few weeks and months. I suspect though that as you get some more information, as you learn about the opportunities, many of you are going to look forward to the career benefits and career opportunities that you would have at a company like Chevron. And the way I think about it as just that there are just going to be many multiples, greater number of opportunities. There’s going to be more training opportunities. They operate in 20 countries around the world. So there’s going to be more global opportunities. There’s going to be more leadership opportunities, just all the things that come from a bigger global integrated platform. I’ve had the opportunity to work on several large company integrations in my career. And it’s really exciting work to watch how people respond to the opportunity, right?

And one way you can think of it as the end or the closing out or the completion of this phase, but over time that will shift and it’ll be more focused on then the beginning and the next chapter. And the exciting thing about it is that you get to ride it. You get to decide how you want to both finish up the story at Noble, and then how you want to write the new story for the next chapter of your life. And it’s an exciting process. And I look forward to working through it with you. And I look forward to watching this organization respond to that opportunity and challenge just like we’ve done to all the other things that we’ve accomplished together.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Noble Energy. After the registration statement is declared effective, Noble Energy will mail a definitive proxy statement/prospectus to stockholders of Noble Energy. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Noble Energy may file with the SEC and send to Noble Energy’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND NOBLE ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Noble Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Noble Energy will be available free of charge on Noble Energy’s website at http://investors.nblenergy.com.

Chevron and Noble Energy and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 7, 2020. Information about the directors and executive officers of Noble Energy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and Noble Energy, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Chevron’s and Noble Energy’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,”

“estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Noble Energy’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Noble Energy stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Noble Energy’s respective businesses; the effect of this communication on Chevron’s or Noble Energy’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Noble Energy’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices and demand for Chevron’s or Noble Energy’s products and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the parties operate; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the parties’ suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Chevron’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; Chevron’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; and Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Noble Energy assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in Noble Energy’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on the Noble Energy’s website at http://investors.nblenergy.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov.